Companhia Brasileira de Distribuição (CBD)
2006 Investment Plan

São Paulo, Brazil, March 24, 2006 — Companhia Brasileira de Distribuição – CBD [BOVESPA: PCAR4 (PN) e NYSE: CBD], announces its investment plan for 2006.

CBD’s main focus is on increasing operational efficiency, competitiveness and profitability. In 2006 and 2007, the Company plans to open 16 to 20 hypermarkets and 40 to 60 supermarkets, which will increase the sales area by between 6% and 8% per year.

The Board of Directors approved the Investment Plan for 2006 totaling R$935.0 million in the year, destined to the opening of new stores, gas stations and drugstores; site acquisitions, renovations and maintenance of existing assets.

  COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (CBD)

  Fernando Tracanella
  Investor Relations Officer

  Daniela Sabbag
  Manager

  Phone: (55 11) 3886 0421 Fax: (55 11) 3884 2677
  E-mail: cbd.ri@paodeacucar.com.br

Website: http://www.cbd-ri.com.br

Statements included in this report regarding the Company’s business prospects, the outlook for operating and financial results, and referring to the Company’s growth potential are merely projections and were based on Management’s expectations regarding the Company’s future. Those projections are highly dependent on market changes, on the Brazilian general economic performance, on the industry and on international markets and are, therefore, subject to change.